UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ESTERLINE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-06357	13-2595091
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 108th Ave NE, Bellevue, Washington		98004
(Address of principal executive offices)		(Zip Code)

Marcia J. Mason, Vice President & General Counsel (425) 453-9400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosures and Report

Esterline Technologies Corporation (“Esterline”) has concluded in good faith that during 2015:

a)	Esterline has manufactured or contracted to manufacture products as to which conflict minerals, as defined by Section 1502(e)(4) of the Frank-Dodd Wall Street Reform and Consumer Protection Act of 2010, are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry”, Esterline knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country and knows or has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

Therefore, in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, Esterline has filed this Specialized Disclosure report and the Conflict Minerals Report included with this report as Exhibit 1.01. In addition, Esterline has posted its Conflict Minerals Report on Esterline’s corporate website at www.esterline.com under the Corporate Governance tab.

Item 1.02	Exhibit

Esterline has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Esterline Technologies Corporation
(Registrant)

/s/ MARCIA J. MASON	May 31, 2016
By Marcia J. Mason, Vice President & General Counsel	(Date)